
February 11, 2015

<u>Via E-mail</u>
Anthony Petrello
Chief Executive Officer
Nabors Industries Ltd.
CROWN HOUSE
4 Par-La-Ville Road
Second Floor
Hamilton, HM08
Bermuda

> **Re:** **Nabors Red Lion Limited**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed February 6, 2015**
> **File No. 333-199004**

Dear Mr. Petrello:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>C&J Executive Compensation, page 116</u>

1.   Please provide director compensation information for Messrs. Linn and Kotts. Refer to Item 18(a)(7)(ii) of Form S-4 and Item 402(k) of Regulation S-K.

<u>Exhibits</u>

<u>General</u>

2.   We note that Schedule A to the Red Lion Transition Services Agreement submitted on February 6, 2015 provides that "Certain Services contemplated herein and intended to be governed by this Agreement are described in further detail in that certain Project Services

Agreement by and between Nabors Corporate Services, Inc. ("NCS") and C&J, including in Annexes 1-10 thereto." Please tell us why the disclosure in your prospectus makes no reference to the Project Services Agreement, and provide your analysis as to whether such agreement is required to be filed under Item 601 of Regulation S-K.

Exhibits 10.1 and 10.14

3.   Please re-file each of the transition services agreements to include all exhibits and schedules to such agreements. We note your related undertaking in your letter dated December 1, 2014.

Exhibit 5.1

4.   Please file the executed legality opinion.

Exhibit 8.3

5.   Please obtain and file an updated tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP. In that regard, we note that the opinion of counsel reflected in the prospectus has changed since the opinion dated November 28, 2014 that is on file as Exhibit 8.3.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Charles J. Conroy
        Milbank, Tweed, Hadley & McCloy LLP